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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



                        For the month of December, 2003
                        -------------------------------


                      Perusahaan Perseroan (Persero) P.T.
                        Indonesian Satellite Corporation
                (Translation of Registrant's Name into English)


                                Indosat Building
                         Jalan Medan Merdeka Barat, 21
                           Jakarta 10110 - Indonesia
                    (Address of Principal Executive Offices)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                     Form 20-F   X    Form 40-F
                              -------          -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information of the Commission to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                         Yes         No     X
                            --------    ---------

     (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      .)
                                                 ------

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[Company Logo]

   THE LEGAL MERGER OF SATELINDO, IM3 AND BIMAGRAHA INTO INDOSAT IS FINALIZED

Jakarta, 20 November 2003. PT Satelit Palapa Indonesia ("Satelindo"), PT Indosat Multi Media Mobile ("IM3"), PT Bimagraha Telekomindo ("Bimagraha") and PT Indosat Tbk ("Indosat" or "Company") today finalized the legal merger of Satelindo, IM3 and Bimagraha into Indosat. The legal merger was made effective following the signing of the Merger Deed by the President Director of each of the merged companies and Indosat before a Notary. Prior to the signing, the merged companies and Indosat have fulfilled all necessary conditions to the merger including obtaining necessary consents from bond-holders and creditors, and receiving several approvals, including a statement of effectiveness from Bapepam (Indonesian Capital Market Supervisory Agency), shareholders approval in the recent EGM, and the letter of approval from BKPM (Indonesian Capital Investment Board) dated November 17, 2003.

"The completion of the legal merger signifies the realization of Indosat's vision to become a cellular focused company. We dedicated this merger to the benefit of our customers, our shareholders, our employees, the public and all other stakeholders", stated Widya Purnama, President Director of Indosat. "In the transition towards full operational integration, we are committed to maintaining our level of service and preventing any interruption to our service. The operational integration will bring our products and services up to the next level", continued Widya.

Following the merger, Satelindo, IM3 and Bimagraha will be legally dissolved. Indosat will continue as the surviving company. Customers will continue to enjoy the same service, tariffs and products from the existing services of Satelindo, IM3 and Indosat.

Indosat will submit the official notification to the capital market regulator (Bapepam, SEC) and the stock exchanges (Jakarta, Surabaya and New York Stock Exchange) following the completion of the legal merger.

Prior to the legal merger of Satelindo, IM3 and Bimagraha into Indosat, Moody's Investors Service has assigned a definitive foreign currency issuer rating of B2 to Indosat and a definitive foreign currency long-term debt rating of B2 to the US$300 million bonds which were recently issued by Indosat Finance Company BV, a wholly-owned subsidiary of Indosat. The outlook for the ratings is stable.

Indosat is a leading cellular focused telecommunication network and service provider in Indonesia providing cellular, fixed telecommunication and multimedia, data communication & Internet (MIDI). In the nine months of 2003, cellular business contributed 60% of Company's operating revenues, IDD 24% and MIDI & others 16%. Indosat's shares are listed in the Jakarta and Surabaya Stock Exchanges (JSX:ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT)

For Further Information Please Contact :
Corporate Communications Division
Tel: 62-21-3869614
Fax: 62-21-3804045
E-mail: investor@indosat.com
Website: http://www.indosat.com

Public Relations Department
Telp: 62-21-3869625
Fax: 62-21-3812617
E-mail: publicrelations@indosat.com
Website: http://www.indosat.com

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  President Director  Deputy President  Cellular Marketing  Business Development
                          Director           Director           Director
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   MIDI and Fixed Tel.     Corporate Services       Finance Director
         Director               Director
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            Perusahaan Perseroan P.T. Indonesian
                                            Satellite Corporation

Date: December 04, 2003                     By: /s/ Widya Pumama
                                               -----------------------------
                                               Name : Widya Pumama
                                               Title: President Director